                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 20)

                    Under the Securities Exchange Act of 1934

                               Farah Incorporated
                                (Name of Issuer)


                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    30738710
                      (CUSIP Number of Class of Securities)

                            Michael D. Donahue, Esq.
                          Donahue, Mesereau & Leids LLP
                            1900 Avenue of the Stars
                                   Suite 2700
                          Los Angeles, California 90067
                                 (310) 277-1441
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 15, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following
                                                   / /

Check the following box if a fee is being paid with this Statement:
                                                  / /

                               Page 1 of 11 Pages

CUSIP No. 30738710
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:                   Georges Marciano
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                              (a)  / /
                                                              (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                 Not Applicable
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                        / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
--------------------------------------------------------------------------------
                            : (7)             SOLE VOTING POWER
                            :                 405,900
 NUMBER OF                  :---------------------------------------------------
 SHARES                     : (8)             SHARED VOTING POWER
 BENEFICIALLY               :                   -0-
 OWNED BY                   :---------------------------------------------------
 EACH                       : (9)             SOLE DISPOSITIVE POWER
 REPORTING                  :                 405,900
 PERSON WITH                :---------------------------------------------------
                            :(10)             SHARED DISPOSITIVE POWER
                            :                   -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                            405,900
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*
                                                             / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                            4.0%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 11 Pages

CUSIP No. 30738710                                            13D
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:                    Georges Marciano Trust
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                 Not Applicable
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                             / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                   California
--------------------------------------------------------------------------------
                              : (7)             SOLE VOTING POWER
                              :                 405,900
 NUMBER OF                    :-------------------------------------------------
 SHARES                       : (8)             SHARED VOTING POWER
 BENEFICIALLY                 :                   -0-
 OWNED BY                     :-------------------------------------------------
 EACH                         : (9)             SOLE DISPOSITIVE POWER
 REPORTING                    :                 405,900
 PERSON WITH                  :-------------------------------------------------
                              :(10)             SHARED DISPOSITIVE POWER
                              :                   -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                            405,900
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*
                                                          / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                            4.0%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                                     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 11 Pages

                  This Amendment No. 20 (the "Amendment No. 20") amends and supplements the statement on Schedule 13D (the "Schedule 13D"), dated August 14, 1992, Amendment No. 1 of Schedule 13D, filed October 5, 1992, Amendment No. 2 of
Schedule 13D, filed December 11, 1992, Amendment No. 3 of Schedule 13D, filed December 29, 1992, Amendment No. 4 of Schedule 13D, filed January 7, 1993, Amendment No. 5 of Schedule 13D, filed January 26, 1993, Amendment No. 6 of
Schedule 13D, filed January 29, 1993, Amendment No. 7 of Schedule 13D, filed February 12, 1993, Amendment No. 8 of Schedule 13D, filed February 24, 1993, Amendment No. 9 of Schedule 13D, filed March 15, 1993, Amendment No. 10 of
Schedule 13D, filed March 30, 1993, Amendment No. 11 of Schedule 13D, filed September 24, 1993, Amendment No. 12 of Schedule 13D filed March 26, 1994, Amendment No. 13 of Schedule 13D filed April 27, 1994, Amendment No. 14 of
Schedule 13D filed January 24, 1996, Amendment No. 15 of Schedule 13D dated March 13, 1996, Amendment No. 16 of Schedule 13D, dated June 19, 1996, Amendment No. 17 of Schedule 13D, dated September 26, 1996, Amendment No. 18 of Schedule 13D, dated January 7, 1997, and Amendment No. 19 of Schedule 13D, dated March 21, 1997 relating to the Common Stock, no par value per share (the "Common Stock" or the "Shares"), issued by Farah Incorporated, a Texas corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

                  Unless otherwise indicated, each capitalized term used but not otherwise defined in this Amendment No. 20 shall have the meaning assigned to such term in the Schedule 13D.

                  The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Amendment No. 20 is qualified in its entirety by the provisions of such exhibits.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is amended and supplemented as follows:

         (a) This Statement is being filed by Georges Marciano and the Georges Marciano Trust (the "Trust") (collectively, Georges Marciano and the Trust may hereinafter be referred to as the "Reporting Persons").

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended and supplemented as follows:

         The Reporting Persons hold the Shares for purposes of investment. Subject to applicable legal and contractual

                               Page 4 of 11 Pages
requirements, and depending upon their evaluations of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Persons, may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Persons exercise voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

         The Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


         Item 5 is amended and supplemented as follows:

                  (a) Georges Marciano is the sole trustee of the Trust and consequently may be deemed to beneficially own the 405,900 Shares held directly by the Trust, representing approximately 4.0% of the Shares outstanding.

                           The Trust is the direct beneficial owner of 405,900
Shares, representing approximately 4.0% of the Shares outstanding.

                           The Reporting Persons, in the aggregate, beneficially
own 405,900 Shares, representing approximately 4.0% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the Company's Form 10-Q for the Quarter Ended February 2, 1997 so that the Reporting Person's information is that the total Shares issued and outstanding as of March 7, 1997 was 10,258,371 Shares.

                  (b) Georges Marciano has sole voting and dispositive power with respect to the 405,900 Shares directly owned by the Trust.

                           The Trust has sole voting and dispositive power with
respect to the 405,900 Shares directly owned by it.

                  (c) Except as set forth on Exhibit 45, no transactions in Shares were effected since March 25, 1997 by the Reporting Persons.

                  (d) Not Applicable.

                  (e) The Reporting Persons ceased to be the beneficial owners of more than 5.0% of the Shares on April 2, 1997.

                               Page 5 of 11 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 44 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f)(1)(iii).

         Exhibit 45   Transactions of Reporting Persons since March 25, 1997.

                               Page 6 of 11 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 1997



                                        GEORGES MARCIANO


                                        /s/ Georges Marciano
                                        ---------------------------------------
                                        Georges Marciano

                               Page 7 of 11 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 1997



                                        GEORGES MARCIANO TRUST



                                        By:        /s/ Georges Marciano
                                           ------------------------------------
                                                   Name:  Georges Marciano
                                                   Title: Georges Marciano,
                                                              Trustee

                               Page 8 of 11 Pages

                                  EXHIBIT INDEX


Exhibit
Number        Title                                                  Page
------        -----                                                  ----
  44          Joint Filing Agreement among the Reporting               10
              Persons pursuant to Rule 13d-1(f)(1)(iii).

  45          Transactions of Reporting Persons since                  11
              March 25, 1997.

                               Page 9 of 11 Pages

                                                                      EXHIBIT 44



                             JOINT FILING AGREEMENT



         Agreement among Georges Marciano and the Georges Marciano Trust, whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Farah Incorporated and further agrees that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by Section 13D-1(f)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of this 17th day of April, 1997.


                                        /s/ Georges Marciano
                                        ---------------------------------------
                                        Georges Marciano

                                        THE GEORGES MARCIANO TRUST


                                        /s/ Georges Marciano
                                        ---------------------------------------
                                        Name:  Georges Marciano
                                        Title: Trustee

                               Page 10 of 11 Pages

                                                                      EXHIBIT 45





         The following table sets forth information with respect to each transaction in the Shares by each of the Reporting Persons since March 25, 1997. All transactions were effected in the open market on a national securities exchange through a broker and reflects the trade date of each such transaction.


                          Transactions in Shares by the
                             Georges Marciano Trust

                      Number of Shares
  Date                Purchased/(Sold)              Price Per Share*
  ----                ----------------              ----------------
04/02/97                  (20,000)                       $10.125
04/02/97                  (30,000)                       $10.000
04/04/97                  (50,000)                       $10.125
04/15/97                  (20,000)                       $10.750
04/15/97                  (30,000)                       $11.000






-----------------------------------------------------
*        Excludes brokerage commissions and fees of approximately
         $.06 per Share.

                               Page 11 of 11 Pages